Island Residences Club, Inc.

4465 Pacific Coast Highway, Suite B 306

Torrance, CA 90505

Mail to:

P.O. Box 3631

Manhattan Beach, CA 90266

August 8, 2007

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Mail Stop 3561

Attn:

Cathey Baker

Division of Corporation Finance/Office of Emerging Growth Companies

Re:

Withdrawal of Registration Statement on Form SB-2(File No. 333-133742)

 Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Island Residences Club, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-133742), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on May 1, 2006 with amendments to the Registration Statement filed on May 24, 2006, August 4, 2006, September 28, 2006 and November 17, 2006.

The Registration Statement covered the resale of 14,737,000 shares of the Registrant’s common stock by the Registrant’s stockholders. The Company believes withdrawal is in the best interests of the Company and its stockholders. The Registration Statement was never declared effective and no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

The Company reserves the right to undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. If you should have any questions or comments regarding this request, please contact our legal counsel, April E. Frisby, Weed & Co LLP at (949) 475-9086.

Yours  truly,

/s/Graham J. Bristow

Graham J. Bristow

Island Residences Club, Inc.

President & CEO